[VANGUARD SHIP LOGO/R/]


VANGUARD/(R)/ U.S. VALUE FUND


SUPPLEMENT TO THE PROSPECTUS DATED JANUARY 28, 2008


IMPORTANT CHANGES TO VANGUARD U.S. VALUE FUND
RESTRUCTURING OF INVESTMENT ADVISORY TEAM

The board of trustees of Vanguard U.S. Value Fund has restructured the Fund's investment advisory team by adding The Vanguard Group, Inc. (Vanguard), as an investment advisor and removing Grantham, Mayo, Van Otterloo & Co. LLC (GMO). Vanguard's portion was established with assets formerly managed by GMO.

Vanguard and the Fund's continuing investment advisor, AXA Rosenberg Investment Management LLC (AXA Rosenberg), each independently select and maintain a portfolio of common stocks for the Fund. The Fund's board of trustees has designated the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.


INVESTMENT OBJECTIVE, PRIMARY INVESTMENT STRATEGIES, PRIMARY RISKS, FEES AND EXPENSES
The Fund's investment objective, primary investment strategies, and primary risks will not change. The restructuring of the Fund's investment advisory team is expected to lower the Fund's expense ratio to 0.29% from 0.33% for the current fiscal year.


PROSPECTUS TEXT CHANGES
In the Fund Profile section, under "Additional Information," the information regarding GMO is deleted and the following is added to "Investment Advisors":

.. The Vanguard Group, Inc., Valley Forge, Pa., since 2008

In the More on the Fund section, under "Security Selection," the GMO text is deleted and the Vanguard text is amended as follows:

The Vanguard Group (Vanguard), which manages approximately 35%-40% of the Fund's assets, constructs a portfolio of stocks selected from the Russell 3000 Value Index, based on its assessment of the stocks' relative return potential. The advisor selects securities that it believes offer a good balance between reasonable valuations and attractive growth prospects relative to their

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peers. Vanguard implements its stock-selection process through the use of proprietary software programs that compare thousands of securities at a time. Vanguard also manages a separate portion of the Fund's assets (approximately 2%) by investing in stock index futures and/or shares of exchange-traded funds
(ETFs), including ETF shares issued by Vanguard stock index funds. For more details see Other Investment Policies and Risks.

In the Investment Advisors section, all references to GMO are deleted and the following bullet point is added:

.. The Vanguard Group, Inc., P.O. Box 2600, Valley Forge, PA 19482, which began operations in 1975, serves as advisor to the Fund through its Quantitative Equity Group. As of January 31, 2008, Vanguard served as advisor for approximately $1 trillion in assets.

In addition, the paragraph following the bullets is replaced with:

The Fund pays one of its advisors--AXA Rosenberg--on a quarterly basis. The advisor receives a base fee based on certain annual percentage rates applied to the average daily net assets managed by the advisor during the most recent fiscal quarter. The quarterly fee may be increased or decreased based on the advisor's performance compared with that of a benchmark index. For these purposes, the cumulative total return of the advisor's portion of the Fund is compared with that of the Russell 3000 Value Index over a trailing 36-month period.

Vanguard's performance is also evaluated against the Russell 3000 Value Index. Vanguard provides services to the Fund on an at-cost basis.

In the "Plain Talk/(R)/ About The Fund's Portfolio Managers," delete the text on Mr. Wilderman and add the following text after the paragraph about Mr. Ricks.

James P. Stetler, Principal of Vanguard. He has been with Vanguard since 1982; has worked in investment management since 1996; has managed investment portfolios since 2003; and has managed a portion of the Fund since 2008.
Education: B.S., Susquehanna University; M.B.A., Saint Joseph's University.









(C) 2008 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                        PS124 022008


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                                                         [VANGUARD SHIP LOGO/R/]



VANGUARD/(R)/ MALVERN FUNDS

VANGUARD U.S. VALUE FUND



SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION DATED JANUARY 28, 2008


Important Changes to Vanguard U.S. Value Fund
Restructuring of Investment Advisory Team

The board of trustees of Vanguard U.S. Value Fund has restructured the Fund's investment advisory team by adding The Vanguard Group, Inc. (Vanguard), as an investment advisor and removing Grantham, Mayo, Van Otterloo & Co. LLC (GMO). Vanguard's portion was established with assets formerly managed by GMO.

Vanguard and the Fund's continuing investment advisor, AXA Rosenberg Investment Management LLC (AXA Rosenberg), each independently select and maintain a portfolio of common stocks for the Fund. The Fund's board of trustees has designated the proportion of Fund assets to be managed by each advisor and may change these proportions at any time.


STATEMENT OF ADDITIONAL INFORMATION TEXT CHANGES

Under the heading "Investment Advisory Services", all references to GMO are removed. In addition, the following text changes are made:

On page B-35 add:

.. The Vanguard Group, Inc., provides investment advisory services for a portion of the assets of the U.S. Value Fund.

On page B-37, the first paragraph beneath the heading "II. U.S. Value Fund" is replaced with the following:

Vanguard U.S. Value Fund uses a multimanager approach. The Fund currently has two investment advisors, AXA Rosenberg Investment Management LLC (AXA Rosenberg) and The Vanguard Group, Inc. (Vanguard), through its Quantitative Equity Group. Vanguard has managed the cash portion of the Fund's assets since 2007 and has actively managed a portion of the Fund's assets as part of its primary investment program since February 2008.

The Fund previously employed Grantham, Mayo, Van Otterloo & Co. LLC (GMO) as an investment advisor to the Fund. GMO managed all of the Fund's assets from the Fund's inception until June 2007, and a portion of the Fund's assets from June 2007 until February 2008.

On page B-37, also add:

The Fund has entered into investment advisory arrangements with AXA Rosenberg and Vanguard to manage the portion of the U.S. Value Fund's assets (the advisor's portfolio) that the Fund's board of trustees determines to assign to each advisor. Hereafter, each portion is referred to as the portfolio.

The U.S. Value Fund pays one of its advisors--AXA Rosenberg--on a quarterly basis, based on certain annual percentage rates applied to the average daily net assets of the advisor's portfolio during the most recent fiscal quarter. The quarterly fee may be increased or decreased based on the investment performance of the advisor's portfolio compared with that of a benchmark index. For these purposes, the cumulative total return of the advisor's portfolio is compared with that of the Russell 3000 Value Index over a trailing 36-month period. The Fund pays Vanguard on an at-cost basis with respect to its portion of the U.S. Value Fund's assets.


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On page B-37, the following text replaces Section II.A.


A. VANGUARD

Vanguard, which began operations in 1975, provides investment advisory services on an at-cost basis with respect to a portion of the U.S. Value Fund's assets. Vanguard's Quantitative Equity Group is supervised by the officers of the Fund.


1. OTHER ACCOUNTS MANAGED

James P. Stetler manages a portion of the U.S. Value Fund. As of January 31, 2008, the Fund held assets of $973 million. As of January 31, 2008, Mr. Stetler also managed all or a portion of six other registered investment companies with total assets of $15 billion.


2. MATERIAL CONFLICTS OF INTEREST

At Vanguard, individual portfolio managers may manage multiple accounts for multiple clients. In addition to mutual funds, these other accounts may include separate accounts, collective trusts, or offshore funds. Managing multiple accounts may give rise to potential conflicts of interest including, for example, conflicts among investment strategies and conflicts in the allocation of investment opportunities. Vanguard manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, internal review processes, and oversight by directors and independent third parties. Vanguard has developed trade allocation procedures and controls to ensure that no one client, regardless of type, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities.


3. DESCRIPTION OF COMPENSATION

The named Vanguard portfolio manager is a Vanguard employee. This section describes the compensation of the Vanguard employees who manage Vanguard mutual funds. As of January 31, 2008, a Vanguard portfolio manager's compensation generally consists of base salary, bonus, and payments under Vanguard's long-term incentive compensation program. In addition, portfolio managers are eligible for the standard retirement benefits and health and welfare benefits available to all Vanguard employees. Also, certain portfolio managers may be eligible for additional retirement benefits under several supplemental retirement plans that Vanguard adopted in the 1980s to restore dollar-for-dollar the benefits of management employees that had been cut back solely as a result of tax law changes. These plans are structured to provide the same retirement benefits as the standard retirement plans.

In the case of portfolio managers responsible for managing multiple Vanguard funds or accounts, the method used to determine their compensation is the same for all funds and investment accounts. A portfolio manager's base salary is determined by the manager's experience and performance in the role, taking into account the ongoing compensation benchmark analyses performed by the Vanguard Human Resources Department. A portfolio manager's base salary is generally a fixed amount that may change as a result of an annual review, upon assumption of new duties, or when a market adjustment of the position's compensation occurs.

A portfolio manager's bonus is determined by a number of factors. One factor is gross, pre-tax performance of a fund relative to expectations for how the fund should have performed, given its objective, policies, strategies, and limitations, and the market environment during the measurement period. This performance factor is not based on the value of assets held in the fund's portfolio. For the portion of the U.S. Value Fund managed by Vanguard, the performance factor depends on how successfully the portfolio manager outperforms these expectations and maintains the risk parameters of the Fund over a three-year period. Additional factors include the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis.

Under the long-term incentive compensation program, all full-time employees receive a payment from Vanguard's long-term incentive compensation plan based on their years of service, job level, and, if applicable, management responsibilities. Each year, Vanguard's independent directors determine the amount of the long-term incentive compensation award for that year based on the investment performance of the Vanguard funds relative to competitors and Vanguard's operating efficiencies in providing services to the Vanguard funds.



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4. OWNERSHIP OF SECURITIES

Vanguard employees, including portfolio managers, allocate their investments among the various Vanguard funds based on their own individual investment needs and goals. Vanguard employees as a group invest a sizeable portion of their personal assets in Vanguard funds. As of January 31, 2008, Vanguard employees collectively invested more than $2.1 billion in Vanguard funds. John J. Brennan, Chairman and Chief Executive Officer of Vanguard and the Vanguard funds, and George U. Sauter, Managing Director and Chief Investment Officer, invest substantially all of their personal financial assets in Vanguard funds.

As of January 31, 2008, Mr. Stetler owned no shares of the U.S. Value Fund.

On page B-41, under "Duration and Termination of Investment Advisory Agreements," add the following text as a second paragraph.

Vanguard provides at-cost investment advisory services to the Fund pursuant to the terms of the Fourth Amended and Restated Funds' Service Agreement between Vanguard and all of the member Vanguard funds. Vanguard serves at the discretion of the Funds' board of trustees, and Vanguard's services can be terminated at any time.







































(C) 2008 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                   PSAI124 022008

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